Mail Stop 6010

December 20, 2006

Mr. Daniel L. Baxter
President and Chief Executive Officer
Kinder Travel, Inc.
1960 143rd Street
Surrey, BC
Canada V4A 7Z2

> **Re: Kinder Travel, Inc.**
> **Registration Statement on Form SB-1, Amendment 3**
> **Filed December 11, 2006**
> **File No. 333-135689**

Dear Mr. Baxter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-1

Interim Financial Report for the Nine Months Ended September 30, 2006, page Sept - 1

Statements of Operations, page Sept – 2

1. As your other disclosures appear to indicate the same 2,400,000 shares were outstanding at both June and September 30, 2006, it appears the weighted average shares outstanding for the three months ended September 30, 2006 should be

2,400,000. Please revise that amount to be 2,400,000 or revise any incorrect disclosures. Otherwise, please justify to us why the 1,733,333 you reported is correct, by providing us an analysis detailing your calculation, including share amounts and dates consistent with your other disclosures.

2. Based on your other disclosures, it appears that the 400,000 shares have been outstanding for all nine months in the nine month period ended September 30, 2006. In addition, it appears that the 2,000,000 shares were issued in June 2006 and would have been outstanding for no more than four months in that nine month period. If correct, it would appear the weighted average shares outstanding would not be more than about 1,289,000, or 400,000 plus approximately 2,000,000 times four of the nine months. As such, please revise that amount or revise any incorrect disclosures. Otherwise, please justify to us why the 1,733,333 you reported is correct, by providing us an analysis detailing your calculation, including share amounts and dates consistent with your other disclosures.

Statements of Cash Flows, page Sept - 4

3. As depreciation is specifically addressed under (b) in paragraph 28 of SFAS 95, please revise your statements of cash flows for all periods to include depreciation expense as an adjustment to reconcile net income (loss) to net cash flows from operating activities.

Balance Sheet, page June - 2

4. Please disclose what the debit balance in shareholders' loans represents and why it appears that, based on pages June – 5 and AF – 5, you appeared to make more payments on these loans, between inception and June 30, 2006, than the amount you received in proceeds. In addition, as it would not appear appropriate to report a negative liability, please reclassify the debit balance based on what the balance then represented.

Statements of Operations, page June – 3

5. Based on your other disclosures, it appears that the 400,000 shares have been outstanding for all three months in the three month period ended June 30, 2006. In addition, it appears that the 2,000,000 shares were issued in June 2006 and would have been outstanding for no more than one month in that three month period. If correct, it would appear the weighted average shares outstanding would not be more than about 1,067,000, or 400,000 plus approximately 2,000,000 times one of the three months. As such, please revise that amount or revise any incorrect disclosures. Otherwise, please justify to us why the 1,400,000 you reported is correct, by providing us an analysis detailing your calculation,

including share amounts and dates consistent with your other disclosures.

6. Based on your other disclosures, it appears that the 400,000 shares have been outstanding for all six months in the six month period ended June 30, 2006. In addition, it appears that the 2,000,000 shares were issued in June 2006 and would have been outstanding for no more than one month in that six month period. If correct, it would appear the weighted average shares outstanding would not be more than about 734,000, or 400,000 plus approximately 2,000,000 times one of the six months. As such, please revise that amount or revise any incorrect disclosures. Otherwise, please justify to us why the 1,400,000 you reported is correct, by providing us an analysis detailing your calculation, including share amounts and dates consistent with your other disclosures.

Audited Financial Report for the Year Ended December 31, 2005, page AF - 1

Notes to Financial Statements, page AF - 6

Note 1. The Company and Significant Accounting Policies, page AF - 6

Website Development Costs, page AF - 8

7. Based on your response to prior comment 22, it appears that you have not accrued anything for the work performed by Core Associates during July through September 2006 because you had not yet received your final invoice from them. As the cost of this work would appear to represent a liability under CON 6, please accrue this cost, or an estimate of this cost, as of September 30, 2005 or justify why it did not then represent a liability.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Keira Ino at (202) 551-3659 or Oscar Young at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Luis Carrillo
SteadyLaw Group, LLP
6151 Fairmount Ave, Suite 201
San Diego, CA 92120